

September 29, 2010

Via Facsimile & U.S. Mail
David P. Hooper, Esq.
Barnes & Thornburg, LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

      Re: EDCI Holdings, Inc.
              Schedule 13E-3/A1
              Filed on September 23, 2010
              File No. 005-39230

              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed on September 23, 2010
              File No. 001-34015

Dear Mr. Hooper:

      We have reviewed the above amended filings and have the following comments.

1.   We note your response to prior comment 6 and reissue the comment. As highlighted in your response, the disclosure requirement in 13e-3(e)(1)(ii) requires the disclosure of the Special Factors section at the front of the disclosure document. A necessary corollary to that requirement is that the summary term sheet and Q&A sections be of a certain length in order to ensure the Special Factors disclosure appears prominently at the front of the document. As currently drafted, the summary term sheet and Q&A occupy 10 pages and the Special Factors section does not commence until page 14. As the filing persons are aware, Item 1001 of Regulation M-A requires a summary term sheet describe in bullet point format the most material terms of the proposed transaction. Additionally, the summary term sheet should not be duplicative of disclosure in the Q&A. Please revise your disclosure consistent with this comment and ensure that the Special Factors section is placed immediately after the revised summary and Q&A.

2.   We note the response to prior comment 11 and reissue the comment. The disclosure should be revised to more clearly explain the assertion that shareholders who are cashed out receive a greater economic value on a per share basis than remaining shareholders. In the alternative, please supplementally explain the basis for the conclusion.

The Company, page 2

3.   We refer to disclosure on page 3 in which reference is made to the prudence of continuing to protect the company's net operating losses in order to ensure the potential application of such NOLs in the future. Please revise to disclose that the post split company and the remaining shareholders will be the sole beneficiaries of these NOLs to the extent such NOLs are used in the future. Refer to Instruction 2 to Item 1013 of Regulation M-A.

4.   We refer to disclosure regarding the preservation of NOLs. Disclosure states that EDCI believes it is "prudent to continue to protect its NOLs at this time in order to be able to utilize those NOLs to reduce EDCI's future income tax liability from actions that could be consummated in connection with the plan of dissolution." Please revise to provide further context to the disclosure by providing a cross reference to disclosure on page 43 to clarify, if true, that as of the most reasonable practicable date, EDCI is not considering and has not entered into any plan or proposal relating to the plan of dissolution that would result in the ability of EDCI to generate future income and potential income tax liability.

* * * * *

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers & Acquisitions